EXHIBIT 99.1

Quarterly Report to Shareholders

TransCanada Reports Strong Second Quarter 2018 Financial Results
High Quality, Diversified Asset Portfolio Expected to Drive Record Performance in 2018

CALGARY, Alberta – August 2, 2018 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for second quarter 2018 of $785 million or $0.88 per share compared to net income of $881 million or $1.01 per share for the same period in 2017. Comparable earnings for second quarter 2018 were $768 million or $0.86 per share compared to $659 million or $0.76 per share for the same period in 2017. TransCanada's Board of Directors also declared a quarterly dividend of $0.69 per common share for the quarter ending September 30, 2018, equivalent to $2.76 per common share on an annualized basis.
"During the second quarter of 2018 our diversified portfolio of critical energy infrastructure assets continued to perform very well," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings of 86 cents per share increased 13 per cent compared to the same period last year reflecting the strong performance of our legacy assets, contributions from approximately $7 billion of growth projects that entered service over the last twelve months and the positive impact of U.S. Tax Reform. For the six months ended June 30, 2018, comparable earnings were $1.83 per share, an increase of 17 per cent over the same period last year despite the sale of our U.S. Northeast power generation and Ontario solar assets in 2017."
"With our existing asset portfolio benefiting from strong underlying market fundamentals and $28 billion of near-term growth projects including maintenance capital expenditures advancing as planned, earnings and cash flow are forecast to continue to rise. This is expected to support annual dividend growth at the upper end of an eight to ten per cent range through 2020 and an additional eight to ten per cent in 2021,” added Girling. "We have invested approximately $10 billion in these projects to date and are well positioned to fund the remainder through our strong and growing internally generated cash flow along with a broad spectrum of financing levers including access to capital markets and further portfolio management activities. In second quarter we placed approximately $4.3 billion of long-term debt on compelling terms and year-to-date have raised approximately $1.2 billion of common equity through our dividend reinvestment plan and at-the-market program. Earlier today we also announced the sale of our interests in the Cartier Wind power facilities for approximately $630 million. Collectively through these initiatives, we have raised $6.1 billion which represents a sizable component of our 2018 funding requirements."
"In addition, we continue to methodically advance more than $20 billion of medium to longer-term projects including Keystone XL, Coastal GasLink and the Bruce Power life extension agreement. Success in advancing these and/or other growth initiatives associated with our vast North American footprint could extend our growth outlook beyond 2021," concluded Girling.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Second quarter 2018 financial results
◦Net income attributable to common shares of $785 million or $0.88 per common share
◦Comparable earnings of $768 million or $0.86 per common share
◦Comparable earnings before interest, taxes, depreciation and amortization of $2.0 billion
◦Net cash provided by operations of $1.8 billion
◦Comparable funds generated from operations of $1.5 billion

◦	Comparable distributable cash flow of $1.3 billion or $1.46 per common share reflecting only non-recoverable maintenance capital expenditures

•	Declared a quarterly dividend of $0.69 per common share for the quarter ending September 30, 2018

•	Received National Energy Board (NEB) approval for the NGTL System's 2018-2019 Settlement with customers

•	Received approval from the Federal government for the $1.6 billion North Montney project

•	Raised US$2.5 billion in 10, 20 and 30-year fixed-rate senior debt in May 2018

•	Issued $1 billion of 10 and 30-year fixed-rate medium-term notes in July 2018

•	Replenished the capacity available under the Corporate ATM program by $1 billion

•	Announced the sale of our interests in Cartier Wind for approximately $630 million in August 2018.
Net income attributable to common shares decreased by $96 million to $785 million or $0.88 per share for the three months ended June 30, 2018 compared to the same period last year. Net income per common share in 2018 reflects the dilutive effect of common shares issued in 2017 and 2018 under our DRP and Corporate ATM program. Second quarter 2018 results included an $11 million after-tax loss related to our U.S. Northeast power marketing contracts which were excluded from comparable earnings as we do not consider their wind-down part of our underlying operations. Second quarter 2017 results included a $265 million after-tax net gain related to the monetization of our U.S. Northeast power business, an after-tax charge of $15 million for integration-related costs associated with the acquisition of Columbia and an after-tax charge of $4 million related to the maintenance of Keystone XL assets. All of these specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable earnings for second quarter 2018 were $768 million or $0.86 per common share compared to $659 million or $0.76 per common share for the same period in 2017, an increase of $109 million or $0.10 per share. Comparable earnings per share for the three months ended June 30, 2018 include the effect of common shares issued in 2017 and 2018 under our DRP and Corporate ATM program. The increase in second quarter 2018 comparable earnings over the same period in 2017 was primarily due to the net effect of:

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    higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, additional contract sales on ANR and Great Lakes and the amortization of net regulatory liabilities recognized as a result of U.S. Tax Reform

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higher contribution from Liquids Pipelines primarily due to earnings from intra-Alberta pipelines placed in service in the second half of 2017, higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities

•	lower income tax expense primarily due to lower income tax rates as a result of U.S. Tax Reform

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higher interest expense primarily as a result of long-term debt and junior subordinated notes issuances, net of maturities, and lower capitalized interest, partially offset by the repayment of the Columbia acquisition bridge facilities in June 2017

•	lower earnings from U.S. Power mainly due to the sale of the U.S. Northeast power generation assets in second quarter 2017

•	lower earnings from Bruce Power primarily due to lower volumes resulting from increased outage days

•	lower Eastern Power results mainly due to the sale of our Ontario solar assets in December 2017.

Notable recent developments include:
Canadian Natural Gas Pipelines:

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NGTL System: On June 19, 2018, the NEB approved the 2018-2019 Settlement, as filed, for final 2018 tolls and revised interim 2018 tolls. The 2018-2019 Settlement fixes return on equity (ROE) at 10.1 per cent on 40 per cent deemed equity and increases the composite depreciation rate from 3.18 per cent to 3.45 per cent. OM&A costs are fixed at $225 million for 2018 and $230 million for 2019 with a 50/50 sharing mechanism for any variances between the fixed amounts and actual OM&A costs. All other costs are treated as flow-through expenses.

On June 20, 2018, we filed an application with the NEB for approval to construct and operate the 2021 Expansion Project. The project, with an estimated capital cost of $2.3 billion, consists of approximately 344 km (214 miles) of new pipeline, three compressors and a control valve. The expansion is required to accept increasing supply from the west side of the system and deliver gas to increasing market demand on the east side of the system. The anticipated in-service date for the expansion is the first half of 2021.

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North Montney: On May 23, 2018, the NEB issued a report recommending the Federal government approve a variance to the existing North Montney project approvals to remove the condition requiring a positive Final Investment Decision (FID) for the Pacific Northwest LNG project prior to commencement of construction. The Federal government approved the recommendation on June 22, 2018 and on July 2, 2018 the NEB issued an amending order for the project.

The North Montney project consists of approximately 206 km (128 miles) of new pipeline, three compressor units and 14 meter stations. The current estimated project cost increased by $0.2 billion to $1.6 billion mainly due to construction schedule delays and an increase in market-dependent construction costs.
The first phase of the project is anticipated to be in service by fourth quarter 2019 and the second phase is expected to be in service by second quarter 2020.
U.S. Natural Gas Pipelines:

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Nixon Ridge: On June 7, 2018, a natural gas pipeline rupture on Columbia Gas occurred on Nixon Ridge in Marshall County, West Virginia. Emergency response procedures were enacted and the segment of impacted pipeline was isolated shortly after. There were no injuries and no material damage to surrounding structures. The pipeline was placed back in service on July 15, 2018. The preliminary investigation, as noted in the PHMSA Proposed Safety Order, suggests that the rupture was a result of land subsidence. The investigation remains ongoing and we are fully cooperating with PHMSA to determine the root cause of the incident. We do not expect this event to have a significant impact on our financial results.

Mexico Natural Gas Pipelines:

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Topolobampo: On June 29, 2018, the Topolobampo pipeline was placed in service. The 560 km (348 miles) pipeline provides capacity of 720 TJ/d (670 MMcf/d), receiving natural gas from upstream pipelines near El Encino, in the state of Chihuahua, and delivering it to points along the pipeline route including our Mazatlán pipeline at El Oro, in the state of Sinaloa. Under the force majeure terms of the TSA, we began collecting and recognizing revenue from the original TSA service commencement date of July 2016.

•	Sur de Texas: Offshore construction was completed in May 2018 and the project continues to progress toward an anticipated in-service date of late 2018.

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Tula and Villa de Reyes: We continue to work toward finalizing amending agreements for both of these pipelines with the Comisión Federal de Electricidad (CFE) to formalize the schedule and payments resulting from their respective force majeure events. The CFE has commenced payments on both pipelines in accordance with the TSAs.

Liquids Pipelines:

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Keystone XL: In December 2017, an appeal to Nebraska's Court of Appeals was filed by intervenors after the Nebraska Public Service Commission (PSC) issued an approval of an alternative route for the Keystone XL project in November 2017. In March 2018, the Nebraska Supreme Court, on its own motion, agreed to bypass the Court of Appeals and hear the appeal case against the PSC’s alternative route itself. We expect the Nebraska Supreme Court, as the final arbiter, could reach a decision by late 2018 or first quarter 2019.

On May 15, 2018, the U.S. Department of State filed a notice of its intent to prepare an environmental assessment for the Keystone XL mainline alternative route in Nebraska. Public comments were due in June 2018. On July 30, 2018, the U.S. Department of State issued a draft environmental assessment. Comments on the draft are to be filed by August 29, 2018. We expect the U.S. Department of State will have completed the supplemental environmental review by third or fourth quarter 2018.
The Keystone XL Presidential Permit, issued in March 2017, has been challenged in two separate lawsuits commenced in Montana. Together with the U.S. Department of Justice, we are actively participating in these lawsuits to defend both the issuance of the permit and the exhaustive environmental assessments that support the U.S. President’s actions. Legal arguments addressing the merits of these lawsuits were heard in May 2018 and we believe the court’s decisions may be issued by year-end 2018.
The South Dakota Public Utilities Commission permit for the Keystone XL project was issued in June 2010 and recertified in January 2016. An appeal of that recertification was denied in June 2017 and that decision was further appealed to the South Dakota Supreme Court. On June 13, 2018, the Supreme Court dismissed the appeal, finding that the lower court lacked jurisdiction to hear the case. This decision is final as there can be no further appeals from this decision by the Supreme Court.
Energy:

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Cartier Wind: On August 1, 2018, we entered into an agreement to sell our interests in the Cartier Wind power facilities in Québec to Innergex Renewable Energy Inc. for gross proceeds of $630 million before closing adjustments. The sale is expected to be completed in fourth quarter 2018 subject to certain regulatory and other approvals and result in an estimated gain of $175 million ($130 million after tax) which will be recorded upon closing of the transaction.

Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.69 per share for the quarter ending September 30, 2018 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.76 per common share on an annualized basis.

•
Issuance of Long-term Debt: In second quarter 2018, TCPL issued US$1 billion of Senior Unsecured Notes due in May 2028 bearing interest at a fixed rate of 4.25 per cent, US$500 million of Senior Unsecured Notes due in May 2038 bearing interest at a fixed rate of 4.75 per cent and US$1 billion of Senior Unsecured Notes due in May 2048 bearing interest at a fixed rate of 4.875 per cent.

In July 2018, TCPL issued $800 million of Medium Term Notes due in July 2048 bearing interest at a fixed rate of 4.182 per cent and $200 million of Medium Term Notes due in March 2028 bearing interest at a fixed rate of 3.39 per cent.
The net proceeds of the above debt issuances were used for general corporate purposes and to fund our capital program.

•
Dividend Reinvestment Plan: In second quarter 2018, the DRP participation rate amongst common shareholders was approximately 33 per cent, resulting in $208 million reinvested in common equity under the program. Year-to-date in 2018, the participation rate amongst common shareholders has been approximately 36 per cent, resulting in $442 million of dividends reinvested.

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ATM Equity Issuance Program: In second quarter 2018, 8.1 million common shares were issued under our Corporate ATM program at an average price of $54.63 per common share for gross proceeds of $443 million. In the six months ended June 30, 2018, 13.9 million common shares have been issued under the program at an average price of $55.42 per common share for gross proceeds of $772 million.

In June 2018, we announced that the Company replenished the capacity available under our existing Corporate ATM program. This will allow us to issue additional common shares from treasury having an aggregate gross sales price of up to $1.0 billion, for a revised total of $2.0 billion or its U.S. dollar equivalent (Amended Corporate ATM program), to the public from time to time at the prevailing market price when sold through the TSX, the NYSE or on any other existing trading market for the common shares in Canada or the United States. The Amended Corporate ATM program, which is effective to July 23, 2019, will be activated at our discretion if and as required based on the spend profile of our capital program and relative cost of other funding options.

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Comparable Distributable Cash Flow: Beginning in second quarter 2018, our determination of comparable distributable cash flow has been revised to exclude the deduction of maintenance capital expenditures for assets for which we have the ability to recover costs in pipeline tolls. We believe that including only non-recoverable maintenance capital expenditures in the calculation of distributable cash flow presents the best depiction of the cash available for reinvestment or distribution to shareholders. For our rate-regulated Canadian and U.S. natural gas pipelines, we have the opportunity to recover and earn a return on maintenance capital expenditures through current and future tolls. Tolling arrangements in our liquids pipelines provide for the recovery of maintenance capital expenditures. Therefore, we have not deducted the recoverable maintenance capital expenditures for these businesses in the calculation of comparable distributable cash flow.

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2018 FERC Actions: In December 2016, the Federal Energy Regulatory Commission (FERC) issued a Notice of Inquiry (NOI) seeking comment on how to address the issue of whether its existing policies resulted in a ‘double recovery’ of income taxes in a pass-through entity such as a master limited partnership (MLP). This NOI was in response to a decision by the U.S. Court of Appeals for the District of Columbia Circuit in July 2016 in United Airlines, Inc., et al. v. FERC (the United case), directing FERC to address the issue.

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (U.S. Tax Reform), was signed resulting in significant changes to U.S. tax law including a decrease in the U.S. federal corporate income tax rate from 35 per cent to 21 per cent effective January 1, 2018. As a result of this change, deferred income tax assets and deferred income tax liabilities related to our U.S. businesses, including amounts related to our proportionate share of assets held in TC PipeLines, LP, were remeasured as at December 31, 2017 to reflect the new lower U.S. federal corporate income tax rate. With respect to our U.S. rate-regulated natural gas pipelines, the impact of this remeasurement was recorded as a net regulatory liability.
On March 15, 2018, FERC issued (1) a Revised Policy Statement to address the treatment of income taxes for rate-making purposes for MLPs; (2) a Notice of Proposed Rulemaking (NOPR) proposing interstate pipelines file a one-time report to quantify the impact of the federal income tax rate reduction and the impact of the Revised Policy Statement on each pipeline's ROE assuming a single-issue adjustment to a pipeline’s rates; and (3) a NOI seeking comment on how FERC should address changes related to accumulated deferred income taxes and bonus depreciation. On July 18, 2018, FERC issued (1) an Order on Rehearing of the Revised Policy Statement dismissing rehearing requests and (2) a Final Rule adopting and revising procedures from, and clarifying aspects of, the NOPR (collectively, the “2018 FERC Actions”). The Final Rule will become effective September 13, 2018, and is subject to requests for further rehearing and clarification.
For more information on these developments and their implications for TransCanada and TC PipeLines, LP, please refer to our management's discussion and analysis.

Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, August 2, 2018 to discuss our second quarter 2018 financial results. Russ Girling, President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.377.0758 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com or via the following URL: www.gowebcasting.com/9341.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on August 9, 2018. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 1845117#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit www.transcanada.com to learn more, or connect with us on social media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated August 1, 2018 and the 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated August 1, 2018.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522